Exhibit 99.1

ASX Announcement (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

16 November 2012

CEO ADDRESS - PRIMA BIOMED LTD 2012 ANNUAL GENERAL MEETING

I would like to say thank you to our shareholders for your continued support of Prima. I am happy to have the opportunity to speak to you today about Prima’s operational progress and strategic plans.

As the Chairman stated, Prima is one of the world leaders in personalized cell products. We have invested in a global production and distribution platform to support the CVac program. I would like to show a short video that helps visualize our accomplishments.

For those of you not in attendance today, this video will be available later today through our website at www.primabiomed.com.au.

As we look out over the coming years, we see a major opportunity for Prima to capitalize on our manufacturing expertise and technology platform. Immunotherapy for cancer is a field in its early days. We are well positioned operationally to consolidate our leadership position in the field.

As previously advised, on the back of our recent positive immune monitoring data, we plan to initiate exploratory trials of CVac in other cancer types that overexpress mucin 1. Pending appropriate funding, we plan to commence those programs in about the second calendar quarter of 2013. We have done significant feasibility work and will concentrate on indications of high unmet medical need and a favorable competitive environment, as we have done with our ovarian cancer program.

Longer term, we are actively looking at business development opportunities, both to bring in new and complementary technologies to develop additional products, and to develop the relationships for potential industry partners to market and sell the product we develop. We have had a number of conversations in recent months with big pharma and biotech companies. The feedback is consistent and clear. Of course, everyone is interested in the efficacy of a product, which we will establish during clinical trials, and everyone is very encouraged by the safety profile and the interim immune monitoring data with CVac. But the potential to successfully partner this product depends also on our ability to bring a robust and cost effective manufacturing solution.

Specifically, there are three key elements to manufacturing personalized immunotherapy products:

•	Logistics – qualifying and training the cell collection centers, organizing a cost efficient shipping system, and managing our supply chain.

•	Processing – the work that is done at our three facilities to take the cells and turn them into a final product.

•	Quality control – the tests that we do to assure our product is sterile, stable, potent, and consistently made from patient to patient.

As demonstrated in the video we have made enormous strides in all three of these areas and we will have the opportunity through the CANVAS program to validate and test our platform. In particular, we will look at manufacturing of the first 150 patients from the CANVAS trial as a critical point for assessing our manufacturing specifications with regulators.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

As we continue to make progress in this immunotherapy space, I look forward to keeping everyone abreast of our achievements.

•	We will have final CAN-003 data in a year from now

•	We will continue to initiate clinical sites for CANVAS

•	We will have a lot to be excited about as we launch trials in new cancer indications

•	We will continue our important work to optimize manufacturing and our supply chain

•	We look forward to the outcomes of our business development efforts

Thank you, again, for your loyal support for our groundbreaking work. I am confident that our research will yield significant benefits to our investors, to the scientific community, and, most importantly, to all the patients who need better and safer treatments for cancer.

Matthew Lehman

CEO and Managing Director

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889